Exhibit 99.4

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

 RiT Technologies Reports Financial Results for the First Quarter of 2014
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Cost Reduction Initiative Reduced Expenses by $800,000 in the First Quarter

Tel Aviv, Israel – May 15, 2014 – RiT Technologies (NASDAQ CM: RITT), today announced its unaudited financial results for the first quarter ended March 31, 2014.

Financial Results for Q1 2014

o	Revenues for the first quarter of 2014 increased by 13.84% to $2.0 million, compared to $1.8 million for the first quarter of 2013.

o	Gross margin for the period improved 400 basis points to 40%, compared to 36% in the first quarter of 2013.

o
Net loss for the first quarter of 2014 (including $222,000 in stock-based compensation expenses) was $1.9 million, or $0.15 per (basic and diluted) share, compared with a net loss of $2.9 million, or $0.37 per (basic and diluted) share in the first quarter of 2013 (including $545,000 in stock-based compensation expenses).

o
Cash and cash equivalents were $3.1 million as of March 31, 2014, compared to $5.2 million as of December 31, 2013. Shareholders' equity decreased to $5.8 million as of March 31, 2014, compared to $7.4 million as of December 31, 2013.

Recent Operational Highlights

o	Completed first commercial installation of Beamcaster™ wireless network in China for Soarsky Telecommunication Co., a leading software and IT company in Shenzhen, China;

o	Israel’s Weizmann Institute of Science deployed RiT’s Intelligent Infrastructure Management solution, PatchView+;

o
Cost reduction initiative announced in January 2014 contributed to a reduction of $800,000 in operating expenses from $3.5 million in the fourth quarter 2013 to $2.7 million in the first quarter of 2014;

o	Appointed Motti Hania as President and Chief Executive Officer in January 2014.

Comments of Management
“We continue to execute on our long-term strategy to improve operational efficiency while increasing global sales and advancing our new Beamcaster™ and PatchView+ product lines.  During the first quarter, we began to realize the benefit of the cost reduction initiatives that we began to implement in 2014,” commented Motti Hania, RiT’s President and CEO.

“We introduced Beamcaster™, our new innovative indoor optical wireless networking technology into the Chinese market and completed our first commercial installation in the region.  Beamcaster™ continues to attract interest by early adopters as a cost effective ultra-high bandwidth networking alternative to structured cabling.   We will look to leverage such interest in the U.S. and China to further drive the sales of our innovative technology.”

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

“In addition, PatchView+, our new IIM software solution that enables data centers and enterprise networks to automatically manage network infrastructure components continues to gain traction.  We are encouraged by the initial success of PatchView+ and believe it is a valuable tool to reduce maintenance costs and optimize the physical infrastructure for enterprise organizations of all sizes.”

About RiT Technologies
RiT Technologies (RITT) is a leading provider of cabling, DCIM and IIM solutions and a developer of an innovative indoor optical wireless technology solution. Our DCIM and IIM products provide network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. Our solutions are deployed around the world, in a broad range of organizations, including data centers in the private sector, government agencies, financial institutions, airport authorities, healthcare and education institutions. Our Beamcaster™ product is the first of our indoor optical wireless networking technology solutions. It is designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way.

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For example, when we discuss the planned sales growth and the success of our Beamcaster™ and PatchView+ products, we are using a forward-looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Elan Yaish, CFO
+972-77-270-7210
elan.yaish@rittech.com

or

KCSA Strategic Communication
Jeffrey Goldberger/Rob Fink
212-896-1249/212-896-1206
jgoldberger@kcsa.com / rfink@kcsa.com

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RIT TECHNOLOGIES LTD.
STATEMENTS OF OPERATIONS (US GAAP)
(U.S. dollars in thousands, except per share data)

	Three Months Ended March 31,
	2014	2013

Sales	2,016	1,771

Cost of sales	1,204	1,137

Gross profit	812	634

Operating expenses

Research and development, net	687	1,548
Sales and marketing, net	1,156	1,218
General and administrative	835	712
Total operating expenses	2,678	3,478

Operating loss	(1,866)	(2,844)

Financing loss, net	(26)	(37)

Loss before income tax expense	(1,892)	(2,881)
Taxes on income

Net Loss	(1,892)	(2,881)

Net Loss Per Share - Basic and Diluted	(0.15)	(0.37)

Weighted Average Number of Ordinary
Shares Outstanding - Basic and Diluted	12,763,218	7,727,831

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RIT TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS (US GAAP)
(U.S. dollars in thousands)

	March 31,	December 31,
	2014	2013
	US$ thousands	US$ thousands
Assets
Current Assets:
Cash and cash equivalents	3,097	5,194
Trade receivables, net	3,229	3,839
Other current assets	567	237
Inventories	3,955	3,647
Total Current Assets	10,848	12,917

Assets held for severance benefits	1,207	1,161
Property and equipment, net	471	500

Total Assets	12,526	14,578

Liabilities and Shareholders' Equity
Current Liabilities:
Short term loan	-	-
Trade payables	1,397	1,878
Other payables and accrued liabilities	1,945	1,933
Total Current Liabilities	3,342	3,811

Principal shareholder convertible loan	2,000	2,000
Liability in respect of employees' severance benefits	1,425	1,338
Total Liabilities	6,767	7,149

Commitments and Contingencies

Shareholders' Equity:
Share capital	2,782	2,782
Treasury stock	(27)	(27)
Additional paid-in capital	67,164	66,942
Accumulated deficit	(64,160)	(62,268)
Total Shareholders' Equity	5,759	7,429

Total Liabilities and Shareholders' Equity	12,526	14,578